UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

XPERI INC.
(Name of Registrant as Specified In Its Charter)

RUBRIC CAPITAL MASTER FUND LP RUBRIC CAPITAL GP LLC RUBRIC CAPITAL MANAGEMENT LP RUBRIC CAPITAL MANAGEMENT GP LLC DAVID ROSEN DEBORAH S. CONRAD THOMAS A. LACEY
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2024

RUBRIC CAPITAL MASTER FUND LP

___________________, 2024

Dear Fellow Xperi Stockholders:

Rubric Capital Master Fund LP and certain of its affiliates (collectively, “Rubric Capital” or “we”) are significant investors in Xperi Inc., a Delaware corporation (“Xperi” or the “Company”), which together with the other participants in their solicitation are the beneficial owners of an aggregate of 4,047,952 shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company, representing approximately 9.1% of the outstanding shares of Common Stock. We believe meaningful change to the composition of the Board of Directors of the Company (the “Board”) is necessary to ensure that the Company is being run in a manner consistent with your best interests. Accordingly, we are seeking your support for the election of our two (2) highly-qualified nominees as directors at the 2024 Annual Meeting of Stockholders to be held on [______], 2024 at [_:__ [a/p].m.] Eastern Daylight Time virtually at www.cesonlineservices.com/xper24_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Board is currently composed of five (5) directors, each of whose term expires at the Annual Meeting. Through the accompanying Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only our two (2) nominees, Deborah S. Conrad and Thomas A. Lacey, but also three (3) of the Company’s nominees whose election we do not oppose. Rubric Capital and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to five (5) nominees on Rubric Capital’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and our nominees may do so on Rubric Capital’s enclosed WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that the stockholders vote in favor of Rubric Capital’s nominees, who we believe are most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all stockholders.

We strongly believe that stockholders will benefit from a meaningfully reconstituted Board that includes the addition of independent directors with extensive leadership experience, deep marketing knowledge, financial, corporate strategy and turnaround expertise, and a shared objective of enhancing value for the benefit of all Xperi stockholders. The individuals that we have nominated are highly-qualified, significantly experienced and ready to ensure that the interests of stockholders, the true owners of Xperi, are appropriately represented in the boardroom.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The attached Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about ____________, 2024.

If you have already voted for the incumbent management slate on the Company’s proxy card, you have every right to change your vote by signing, dating, marking your vote and returning a later dated WHITE universal proxy card or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support,

/s/ David Rosen

David Rosen

Rubric Capital Master Fund LP

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Rubric Capital’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (855) 305-0856

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2024

ANNUAL MEETING OF STOCKHOLDERS

OF

XPERI INC.

_________________________

PROXY STATEMENT
OF
RUBRIC CAPITAL MASTER FUND LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Rubric Capital Master Fund LP (“Rubric Master”), Rubric Capital GP LLC (“Rubric Master GP”), Rubric Capital Management LP (“Rubric Capital Management”), Rubric Capital Management GP LLC (“Rubric Capital GP”) and David Rosen (collectively, “Rubric Capital” or “we”) are significant stockholders of Xperi Inc., a Delaware corporation (“Xperi” or the “Company”), who, together with the other participants in this solicitation, beneficially own an aggregate of 4,047,952 shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, representing approximately 9.1% of the outstanding Common Stock. We strongly believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted with directors who have the perspectives, skills and expertise to help optimize the Company’s performance and drive stockholder value. To that end, we have nominated two (2) highly-qualified director nominees, each of whom would bring substantial expertise and deep experience to the Board, and was selected specifically for his or her ability to empower the current Board to act on the significant value-creation opportunity we believe is present at Xperi today. At the Company’s 2024 Annual Meeting of Stockholders scheduled to be held on [______], 2024 at [_:__ [a/p].m.] Eastern Daylight Time virtually at www.cesonlineservices.com/xper24_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), stockholders will have an opportunity:

1.	To elect Rubric Capital’s two (2) director nominees, Deborah S. Conrad and Thomas A. Lacey (each, a “Rubric Capital Nominee” and together, the “Rubric Capital Nominees”), to hold office until the 2025 annual meeting of stockholders (the “2025 Annual Meeting”), and until their respective successors shall have been duly elected and qualified;

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2024;

3.	To amend the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to eliminate supermajority voting requirements to amend (a) the Company’s Amended and Restated Bylaws (the “Bylaws”) and (b) certain provisions of the Charter; and

4.	To conduct any other business properly brought before the Annual Meeting.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about [________], 2024.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING” sections of this Proxy Statement.

The Board is currently composed of five (5) directors, each with terms expiring at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the two (2) Rubric Capital Nominees, but also three (3) of the Company’s nominees whose election we do not oppose, Laura J. Durr, Jon E. Kirchner and Christopher Seams (the “Unopposed Company Nominees”). Rubric Capital and Xperi will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to five (5) nominees on Rubric Capital’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for three (3) Company nominees in addition to the Rubric Capital Nominees may do so on Rubric Capital’s WHITE universal proxy card. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote.

1

Your vote to elect the Rubric Capital Nominees will have the legal effect of replacing two (2) incumbent directors. If elected, the Rubric Capital Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to evaluate all opportunities to enhance stockholder value. However, the Rubric Capital Nominees will constitute a minority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to unlock stockholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Rubric Capital Nominees are elected. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for fewer than five (5) nominees or for any combination (up to five (5) total) of the Rubric Capital Nominees and the Company’s nominees on the enclosed WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company nominees who we believe are the most qualified to serve as directors – the Unopposed Company Nominees – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or all of the Rubric Capital Nominees to be elected to the Board. Rubric Capital urges stockholders using our WHITE universal proxy card to vote “FOR” all of the Rubric Capital Nominees and “FOR” the Unopposed Company Nominees.

IF YOU MARK FEWER THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE TWO (2) RUBRIC CAPITAL NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on [_______], 2024 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 2190 Gold Street, San Jose, California 95002. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_______] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

As of the date hereof, the participants in this solicitation collectively beneficially own 4,047,952 shares of Common Stock, and intend to vote all of such shares FOR the election of the Rubric Capital Nominees and the Unopposed Company Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2024, FOR the approval of the proposal to amend Article V of the Charter to eliminate the supermajority voting requirement for stockholders to amend the Bylaws and FOR the approval of the proposal to amend Article XII of the Charter to eliminate the supermajority voting requirement for stockholders to amend certain provisions of the Charter, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

2

THIS SOLICITATION IS BEING MADE BY RUBRIC CAPITAL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH RUBRIC CAPITAL IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

RUBRIC CAPITAL URGES YOU TO SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE RUBRIC CAPITAL NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE universal proxy card are available at [_______]

______________________________

3

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. Rubric Capital urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Rubric Capital Nominees and in accordance with Rubric Capital’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to Rubric Capital, c/o Okapi Partners LLC (“Okapi”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed WHITE voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting instruction form in the enclosed pre-paid return envelope.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As Rubric Capital is using a “universal” proxy card, which includes the Rubric Capital Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. However, Rubric Capital strongly urges you NOT to sign or return any blue proxy cards or voting instruction forms that you may receive from the Company. Even if you return the blue management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

4

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Rubric Capital’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (855) 305-0856

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

5

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	In mid-2016, Rubric Capital became interested in a potential investment in the Company’s predecessor, Tessera Holding Corporation (“Tessera”), and began conducting due diligence with respect to Tessera.
•	On February 22, 2017, Tessera changed its name to Xperi Corporation.
•	On May 3, 2017, Xperi Corporation announced that Thomas A. Lacey was stepping down as its CEO and leaving the board of directors, and that Jon E. Kirchner was being appointed as CEO, effective June 1, 2017.
•

Later in May 2017, representatives of Rubric Capital held a meeting with Messrs. Lacey and Kirchner to discuss the management transition and to hear Mr. Kirchner’s views on the business. During the meeting, Rubric Capital also expressed its concerns with Xperi Corporation’s apparent policy (which has continued at the Company) of not revealing the forward renewal cadence for major contracts.

•	From 2017 to 2022, Rubric Capital maintained an investment in Xperi Corporation, and continued to meet regularly with Mr. Kirchner and CFO Robert Andersen in the normal course of monitoring its investment.
•	On December 19, 2019, Xperi Corporation announced an all-stock merger with TiVo Corporation (“TiVo”), with Xperi Corporation stockholders owning approximately 46.5% of the combined business. As part of the announcement, the companies agreed to integrate their product and IP businesses with a view towards a potential separation of the combined businesses at a later date.
•	On February 21, 2020, Xperi Corporation received an unsolicited, non-binding all-cash proposal from Metis Ventures LLC ("Metis") to acquire 100% of the outstanding equity of Xperi Corporation for $23.30 per share (the “Metis Offer”), representing a 20% premium to the closing stock price on the date of the offer. Mr. Lacey and Amir Ansari were the managing members of Metis.
•	On February 23, 2020, Xperi Corporation announced that it had received the Metis Offer and the board of directors had unanimously determined it was unable to conclude that the Metis Offer was reasonably-likely to lead to a superior proposal under the terms of Xperi Corporation’s merger agreement with TiVo, and therefore, it would not engage in discussions with Metis.
•	On March 31, 2020, Xperi Corporation disclosed the existence of its wholly-owned subsidiary Perceive Corporation (“Perceive”), which it had been funding since 2018.
•	On June 1, 2020, the merger of Xperi Corporation and TiVo was completed, with the resulting combined company renamed Xperi Holding Corporation (“Xperi Holding”).
•	On July 10, 2020, Xperi Holding reported second quarter earnings and reaffirmed that it made progress towards a planned separation of its IP and product businesses in mid-2021.
•	On February 23, 2021, Xperi Holding reported fourth quarter earnings and Mr. Kirchner revealed that the timeline for a potential separation of its IP and product businesses had slipped into the first half of 2022.
6

•	On February 23, 2022, as part of its fourth quarter earnings call, Xperi Holding announced plans to resume the process of separating its product business, Xperi Inc., and its IP licensing business, Adeia Inc. (“Adeia”), into two independent, publicly traded companies.
•	On August 29, 2022, the board of directors of Xperi Holding announced the separation of the product and IP licensing businesses had been approved.
•	On September 20, 2022, Xperi Holding held an Investor Day, in which the spin-off company, Xperi Inc., provided the following financial guidance:
o	Preliminary 2023:
▪	Revenue: Mid-Single Digit YoY Growth
▪	Adj. EBITDA Margin: ~10%
o	Long Term (3-5 Year Target):
▪	Revenue CAGR: 12-15%
▪	Adj. EBITDA: ~25-30%

•	On October 1, 2022, the Company completed its spin-off from Adeia (formerly known as Xperi Holding).
•	Between October 2022 and June 2023, representatives of Rubric Capital held several meetings with the Company’s management and investor relations team in the normal course of monitoring its investment.
•	On June 2, 2023, representatives of Rubric Capital held a meeting with Mr. Andersen, the Company’s CFO, and Michael Iburg of the Company’s investor relations team to discuss Company matters, including Rubric Capital’s concerns about the future of Perceive.
•	On June 22, 2023, representatives of Rubric Capital met with Murali Dharan, Co-CEO of Perceive, and Messrs. Andersen and Iburg to discuss the business prospects of Perceive and the value Perceive might provide in the broader artificial intelligence and machine learning ecosystem.
•	On August 9, 2023, the Company reported second quarter earnings, missing consensus expectations, while highlighting “conversations with strategic partners” on Perceive as ongoing on its quarterly earnings call.
•	On August 10, 2023, representatives of Rubric Capital held a call with Mr. Kirchner, CEO and a director of the Company, and Messrs. Andersen and Iburg to discuss the Company’s second quarter financial results, inquire about progress being made at Perceive and express concern about the high level of stock-based compensation being offered at the Company.
•	On September 12, 2023, representatives of Rubric Capital held a call with Messrs. Andersen and Iburg to discuss trends in the business.
•	On November 13, 2023, the Company announced third quarter earnings, narrowing the range on revenue to $518 - $532 million and reducing margin guidance to 6 - 8%, considerably below the ~10% guidance given at its 2022 Investor Day.
•	On November 14, 2023, representatives of Rubric Capital held a call with Messrs. Kirchner, Andersen and Iburg during which Rubric Capital expressed its disappointment with both the Company’s subpar margin performance and continued high level of stock-based compensation being offered at the Company.
7

•	On December 12, 2023, the Company announced a definitive agreement to sell its AutoSense division to Tobii AB (“Tobii”) for $42.7 million, comprised of a senior secured promissory note of $27.7 million and $15 million in future cash payments spread over four years beginning in 2028.
•	On December 13, 2023, representatives of Rubric Capital held a call with Messrs. Kirchner and Iburg to discuss their concerns regarding the sale of the Company’s AutoSense division and the lack of upfront consideration received in the sale.
•	On January 22, 2024, representatives of Rubric Capital held a call with Messrs. Kirchner, Andersen and Iburg to inform them of Rubric Capital’s intention to nominate Deborah S. Conrad and Mr. Lacey for election to the Board at the Annual Meeting in place of two of the Company’s incumbent independent directors, while highlighting the Board’s poor capital allocation decisions, excessive stock-based compensation policy and lack of action on Perceive as key drivers behind the need for a Board refresh at the Company. Rubric Capital also expressed its view that Mr. Lacey should become Chairman of the Board as part of a refresh process and made clear that while it hoped to reach a mutually agreeable resolution with the Company, it was prepared to move forward with a proxy contest if no agreement could be reached.
•	Later on January 22, 2024, Rubric Master delivered a notice of nomination to the Company nominating the Rubric Capital Nominees – Ms. Conrad and Mr. Lacey - for election to the Board at the Annual Meeting (the “Nomination Notice”).

•	On January 23, 2024, Rubric Capital filed a Schedule 13D (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) disclosing the submission of the Nomination Notice, beneficial ownership of approximately 7.6% of the Company’s outstanding shares of Common Stock and economic exposure to approximately 9.3% of the Company’s outstanding shares of Common Stock.
•	On February 1, 2024, Rebecca K. Marquez, Chief Legal Officer and Corporate Secretary of the Company, emailed Rubric Capital’s legal counsel (“Rubric Counsel”) copies of the Company’s form of director and officer questionnaire (the “D&O Questionnaires”) to be completed by the Rubric Capital Nominees, and to schedule discussions between members of the Board and the Rubric Capital Nominees.
•	Later on February 1, 2024, Rubric Counsel emailed Ms. Marquez indicating that the Rubric Capital Nominees would complete the D&O Questionnaires and be made available for meetings, but that representatives of Rubric Capital would like to meet with representatives of the Company in advance to discuss a potential framework to avoid a proxy contest.
•	On February 6, 2024, Rubric Counsel emailed Ms. Marquez the Rubric Capital Nominees’ completed D&O Questionnaires and followed up regarding a potential meeting between Rubric Capital and the Company.
•	Also on February 6, 2024, Ms. Marquez emailed Rubric Counsel indicating that Mr. Kirchner and other members of the Board would be available to meet with Rubric Capital on February 9, 2024.
•	On February 9, 2024, representatives of Rubric Capital held a call (the “February 9th Call”) with Mr. Kirchner and Christopher Seams, a director of the Company, to discuss the Rubric Capital Nominees generally and express a desire to reach a constructive resolution to avoid a proxy contest. The Company expressed a similar desire.
8

•	On February 12, 2024, Rubric Counsel emailed Ms. Marquez communicating Rubric Capital’s positive view of the February 9th Call and understanding that the Board would be providing Rubric Capital a response regarding a potential settlement framework.
•	Later on February 12, 2024, Ms. Marquez emailed Rubric Counsel indicating that the Board was unwilling to further discuss a potential settlement framework until after the interviews with the Rubric Capital Nominees took place.
•	On February 13, 2024, Rubric Counsel emailed Ms. Marquez explaining that Rubric Capital did not expect the Board to agree to a potential settlement framework before interviewing the Rubric Capital Nominees, more so an acknowledgment that some level of boardroom change is warranted and that the Rubric Capital Nominees would be made readily available thereafter.
•	Also on February 13, 2024, Ms. Marquez emailed Rubric Counsel seeking to arrange interviews with the Rubric Capital Nominees without providing the requested acknowledgment regarding boardroom change.
•	Later on February 13, 2024, Rubric Counsel provided several windows wherein the Rubric Capital Nominees would be available for interviews with the Board.
•	On February 14, 2024, Rubric Capital filed an amendment to the Schedule 13D with the SEC to disclose an updated beneficial ownership position of 8.6% of the Company’s outstanding shares of Common Stock and continued economic exposure to 9.3% of the Company’s outstanding shares of Common Stock.
•	Between February 16, 2024 and February 22, 2024, members of the Board interviewed each of the Rubric Capital Nominees.
•	On February 20, 2024, Rubric Capital sent the Company a demand pursuant to Section 220 of the Delaware General Corporation Law to inspect certain stockholder list materials and related information in connection with the Annual Meeting (the “Stockholder List Demand”).
•	On February 21, 2024, Rubric Capital filed an amendment to the Schedule 13D with the SEC to disclose an updated beneficial ownership position of 9.3% of the Company’s outstanding shares of Common Stock and continued economic exposure to 9.3% of the Company’s outstanding shares of Common Stock.
•	On February 23, 2024, Mr. Kirchner emailed representatives of Rubric Capital to set up a call to discuss a “potential resolution.” At the Company’s request, on February 25, 2024, Rubric Capital and the Company entered into a short-term non-disclosure agreement to facilitate such discussions.
•	On February 26, 2024, Messrs. Kirchner and Seams held a call with representatives of Rubric Capital to discuss the Company’s “potential resolution.” Mr. Seams informed Rubric Capital that the Company had been conducting a Board refreshment process and had selected two other independent directors to nominate to the Board, rejecting both of the highly qualified Rubric Capital Nominees, while offering Mr. Lacey a role as a non-director “Senior Advisor” with undefined duties. Rubric Capital made clear to the Company that such “potential resolution” did not work from Rubric Capital’s perspective and that both Rubric Capital Nominees should be appointed to the Board with Mr. Lacey also named as Chairman. Mr. Kirchner also provided Rubric Capital with a preview of the Company’s fourth quarter results, 2024 guidance and the announcement of the hiring of Centerview Partners LLC (“Centerview”) to explore strategic alternatives for Perceive.
9

•	On February 27, 2024, the Company responded to the Stockholder List Demand.
•	On February 28, 2024, the Company reported fourth quarter results, with full year revenue of $521 million and Adj. EBITDA margins of 6.7%, while guiding 2024 revenue below expectations and announcing the hiring of Centerview to explore strategic alternatives for Perceive. At such time, the short-term non-disclosure agreement terminated pursuant to its terms.
•	On March 1, 2024, the Company filed its Annual Report on Form 10-K with the SEC, disclosing an increase in the number of outstanding shares of Common Stock, which reduced Rubric Capital’s ownership percentage from 9.3% to 9.1% of the outstanding shares of Common Stock.

•	On March 4, 2024, Mr. Kirchner emailed representatives of Rubric Capital to inform them that the Company has an updated proposal for a potential cooperation agreement and that the Company’s legal counsel (“Company Counsel”) would be sharing it with Rubric Counsel soon.
•	Subsequently on March 4, 2024, Company Counsel sent Rubric Counsel an updated settlement proposal that provided for the addition of Ms. Conrad to the Board alongside two other independent directors identified by the Company.
•	On March 5, 2024, the Company sent a letter (the “March 5th Letter”) to Mr. Lacey seeking confirmation with respect to one of his responses to the D&O Questionnaire he submitted to the Company on February 6, 2024.
•	On March 6, 2024, Rubric Counsel sent a letter to the Company on behalf of Mr. Lacey responding to the March 5th Letter.
•	Also on March 6, 2024, the Company provided notice to Rubric Capital pursuant to Rule 14a-19(d) of the Exchange Act of its intent to solicit proxies at the Annual Meeting for incumbent directors Darcy Antonellis, Laura Durr, David Habiger and Messrs. Kirchner and Seams.
•	On March 8, 2024, Rubric Counsel informed Company Counsel that the updated settlement proposal was not acceptable to Rubric Capital. Rubric Counsel reiterated Rubric Capital’s view that Mr. Lacey’s capital allocation expertise is desperately needed in the boardroom and that any mutually agreeable resolution must contemplate his addition to the Board.
•	Also on March 8, 2024, Rubric Capital filed its preliminary proxy statement with the SEC.
•	On March 22, 2024, the Company filed its preliminary proxy statement with the SEC on form PRE 14A.

•	On March 25, 2024, the Company re-filed its preliminary proxy statement with the SEC on form PREC 14A.
•	On March 25, 2024, Rubric Master delivered a supplement to the Nomination Notice to the Company in accordance with the Bylaws.
•	On March 26, 2024, Rubric Capital filed a revised preliminary proxy statement with the SEC.
•	On April 1, 2024, Rubric Master delivered an additional supplement to the Nomination Notice to the Company in accordance with the Bylaws.

•	On April 2, 2024, Rubric Capital filed this revised preliminary proxy statement with the SEC.
10

REASONS FOR THE SOLICITATION

Rubric Capital beneficially owns approximately 9.1% of Xperi’s Common Stock, making us the Company’s third largest stockholder. We have been stockholders of the Company since Xperi’s spin-off from its predecessor company on October 1, 2022 (the “Spin-Off”), and were stockholders of Xperi’s predecessor company since 2017. It has become increasingly clear to us that the Company’s material underperformance under the oversight of the current Board warrants meaningful change in the boardroom.

We take no pleasure in publicly criticizing companies or directors and prefer to spend our time working collaboratively with the boards of directors and management teams of our portfolio companies to further long-term, sustained value. Unfortunately, given the intransigence demonstrated by this Board, we believe a proxy contest is the only option available to us to help protect the interests of our fellow stockholders.

We invested in the Company based on the prospects of Xperi’s innovative enablement technologies and how those could be monetized through thoughtful productization and partnership with consumer technology leaders. Since the completion of the Spin-Off, Xperi shares have materially underperformed any comparable benchmark. This underperformance has been idiomatic to Xperi and exacerbated, in our view, by the Board’s poor decision-making and capital allocation practices, as further discussed below.

A History of Underperformance

Since the Spin-Off, Xperi’s shares of Common Stock have declined by approximately 28%, during which period the S&P Software Index (GICS: 451030) had a total return of approximately 74% and the Russell 3000 returned approximately 42%.1

1 Source: Bloomberg. Calculated as of March 7, 2024.

11

While this underperformance is alarming, the duration of measurement is too short to warrant censure on its own. However, as all members of the current Board come from the former parent company, Xperi Holding, now Adeia, with the exception of Laura Durr (who joined the former parent’s board of directors as part of its acquisition of TiVo in June 2020), it is reasonable to include an analysis of their performance at Xperi Holding as well. Unfortunately for them, the analysis once again points to substantial underperformance, both on an absolute and relative basis, as Xperi Holding shares were down approximately 27% on a trailing 3-year total return basis coming into the Spin-Off, underperforming the Russell 3000 by 52% and the S&P Software Index (GICS: 451030) by 81%.2

Investors in Xperi have suffered material losses both before and after the Spin-Off under the current Board, and Rubric Capital believes change is needed immediately to reverse this trend.

Unacceptable Margin Performance

Xperi did not see fit to provide a peer group in the first proxy statement it filed as a public company, seemingly the beginning of an unfortunate trend of the Company’s apparent aversion to any sort of performance-based evaluation. In order to present an impartial analysis, we have used the peer list compiled by Institutional Shareholder Services Inc. (“ISS”) in its most recent report on Xperi.3 When comparing Xperi’s margins to its ISS peer group, it becomes clear that despite operating at a similar revenue scale and having higher gross margins, Xperi woefully underperforms, with the Company’s LTM Adjusted EBITDA margins ~1,700 basis points below peers.

2 Source: Bloomberg. Calculated as of September 30, 2022.

3 See ISS report published on March 31, 2023 in connection with the Company’s 2023 annual meeting of stockholders. Peer group consists of A10 Networks, Inc.; Appian Corporation; BlackBerry Limited; Everbridge, Inc.; OneSpan Inc.; Rimini Street, Inc.; SolarWinds Corporation; Varonis Systems, Inc.; Yext, Inc.; Adeia Inc.; Blackbaud, Inc.; Commvault Systems, Inc.; InterDigital, Inc.; Progress Software Corporation; SecureWorks Corp.; Upland Software, Inc.; Verint Systems Inc.; and Zuora, Inc.

12

Source: Xperi Form 10-K, filed March 1, 2024; year-end and quarterly reports filed by ISS peer group members; VisibleAlpha. Calculated on LTM basis as of March 7, 2024.
Adjusted Gross Margin defined as (total revenue – (cost of goods sold plus stock-based compensation expense)) / total revenue.
Adjusted EBITDA Margin defined as (operating income plus depreciation, amortization, stock-based compensation expense, transaction and restructuring expenses) / total revenue.

Compensation Program that Rewards Insiders at the Expense of Stockholders

In 2023, Xperi granted approximately 4.2 million shares of Common Stock (approximately 76% of which are not subject to any performance-based vesting), and recognized a stock-based compensation expense of approximately $70 million.4 To put that into perspective, at the start of 2023, Xperi had approximately (i) 42 million shares of Common Stock outstanding, (ii) 4.6 million restricted stock units (RSUs) outstanding, and (iii) 146,000 out-of-the money options outstanding, for a total diluted share count of approximately 46.6 million shares of Common Stock. In 2023, the Company issued approximately 9% of its diluted share count to insiders in the form of RSUs. This dilution occurred while Xperi grew revenue by only 4% in 2023, and reduced the midpoint of its EBITDA guidance in the third quarter.

To drive this point home, during 2023, the Company’s former parent, Adeia, which has over twice as many shares outstanding and twice the market capitalization of Xperi, issued only 2.9 million RSUs, or approximately a 2.7% dilution, less than 33% of that experienced by Xperi stockholders.5 Adeia’s stock-based compensation expense was only roughly $18 million for the full year.6

Source: Xperi Form 10-K, filed March 1, 2024; year-end and quarterly reports filed by ISS peer group members; VisibleAlpha. Calculated on LTM basis as of March 7, 2024.

In our view, this is a compensation scheme that is neither sustainable nor in the best interests of stockholders, and we believe a refreshed Board can help design a plan that truly pays for performance.

4 Source: Xperi Form 10-K, filed March 1, 2024.

5 Source: Adeia Form 10-K, filed February 23, 2024.

6 Source: Adeia Form 10-K, filed February 23, 2024.

13

Capital Allocation Concerns

We have watched and grown increasingly concerned about the capital allocation decisions being made at Xperi. These concerns began when Xperi’s former parent disclosed the existence of its investment in Perceive in 2020. Unbeknownst to stockholders, Xperi’s former parent had been spending upwards of $20 million per year to incubate an AI startup, apparently without regard to cost of capital. At the time (and many times since), we recommended that the Company (and its former parent) sell a partial stake in Perceive in order to provide investors with a metric by which to value Perceive’s potential, while derisking some of the financial drag. Despite those repeatedly stated concerns, it was not until February 28, 2024 that the Company announced in a press release that it had hired Centerview to finally conduct a strategic review for Perceive.

Notably, in December 2023, the Company announced that it agreed to sell its AutoSense division to Tobii for approximately $42.7 million. Despite what we believe to be a long runway of potential growth driven by regulatory changes requiring additional in-cabin monitoring, Xperi elected to divest this business for zero upfront consideration, instead accepting a $27.7 million promissory note paid in three tranches starting in 2027, and $15 million in future cash payments made over four years starting in 2028.7 In our view, the upshot of this is that Xperi sold a business it incubated and understands well, and instead became the primary creditor to Tobii, a company that has had negative operating profit in 10 of the last 11 quarters and currently has an enterprise value of approximately $35 million (before it executes a planned rights offering equal to ~60% of its market cap).8

In our view, this is not a Board that is allocating capital in the best interests of the Company and its stockholders. That is one of the primary reasons why we nominated a capital allocation expert like Thomas A. Lacey. We believe it is essential to refresh the Board to include directors who are capable of effectively allocating the Company’s capital in a more efficient and results-oriented manner.

We Believe the Rubric Capital Nominees will Bring Necessary Experience and Improved Oversight to the Boardroom

Rubric Capital is providing stockholders with an opportunity to elect two new, highly qualified independent directors – Thomas A. Lacey and Deborah S. Conrad – who we believe can help stem the tide of losses and drive meaningful value for the Company’s stockholders.

Mr. Lacey, who was the CEO of Xperi’s predecessor company from 2013 to 2017, initially arrived on the board of directors of what was then Tessera. In our view, that company was in a similar state of disarray as Xperi is today, plagued by poor capital allocation decisions and dismal stockholder returns.9 His tenure there was marked by fiscal discipline and careful capital allocation, the result of which was annual stockholder returns that were double the rate of the Russell 3000 (21 % vs 10% CAGR) in that time frame.10 In addition to his operational and capital allocation expertise, Mr. Lacey has continued to be an Xperi stockholder since his departure and would bring an owner’s perspective to the boardroom, particularly given his experience serving as a director nominee of several significant stockholders to the boards of directors of multiple companies.

7 Source: Xperi press release, dated December 12, 2023.

8 Source: Tobii year-end and quarterly reports.

9 Tessera had underperformed relevant indices and peers over relevant measurable periods prior to Starboard Value LP (“Starboard”) launching a proxy contest at Tessera (see page 11 of the DEFC 14A filed by Starboard with respect to Tessera on April 17, 2013). Tessera ultimately entered into a settlement agreement with Starboard whereby six Starboard nominees (including Mr. Lacey) were appointed to its board of directors.

10 Source: Bloomberg.

14

Ms. Conrad is an experienced marketing executive whose talents help link high technology with consumer interface, as evidenced by her 27 years at Intel Corporation, where she rose to Chief Marketing Officer, as well as her more recent roles in healthcare technology and as an advisor to Cowboy Ventures LLC. From our standpoint, it is clear that Ms. Conrad’s depth and breadth of consumer facing technology enabled experience will greatly enhance the Board capabilities at Xperi as it embarks on its next stage of growth.

The Stakes For Stockholders Are High

To put Xperi’s level of operational underperformance in context for stockholders, simply achieving peer margins (which are within the target ranges given at Xperi’s 2022 Analyst Day), and valued using a median 2024 peer group multiple of 11.0x EBITDA, Xperi would be worth approximately $29 per share, representing an increase of approximately 170% over its current price.11 Unfortunately, given Xperi’s performance to date under the existing leadership team, we question whether the current Board is capable of achieving these margin levels, which emphasizes our belief that now is the time for Xperi stockholders to take action.

In conclusion, we believe the Rubric Capital Nominees will help bring the necessary rigor and skillset to improve the Board, and set Xperi on a trajectory of sustained growth and profitability for the benefit of all stakeholders.

11 Source: Rubric Capital analysis with inputs from Bloomberg/VisibleAlpha. Calculated as of March 7, 2024.

15

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of five (5) directors, each with a term expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) Rubric Capital Nominees, Deborah S. Conrad and Thomas A. Lacey, for terms ending at the 2025 Annual Meeting of Stockholders. Your vote to elect the Rubric Capital Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Rubric Capital Nominees. If elected, our Rubric Capital Nominees will constitute a minority of the Board and there can be no guarantee that the Rubric Capital Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Rubric Capital Nominees is an important step in the right direction for enhancing long-term value at the Company.

This Proxy Statement is soliciting proxies to elect not only our two (2) Rubric Capital Nominees, but also the three (3) Unopposed Company Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as a director if any of the Rubric Capital Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

THE RUBRIC CAPITAL NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of each of the Rubric Capital Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Rubric Capital Nominees should serve as directors of the Company are set forth above in the section entitled “REASONS FOR THE SOLICITATION” and below. This information has been furnished to us by the Rubric Capital Nominees. All of the Rubric Capital Nominees are citizens of the United States of America.

16

Deborah S. Conrad, age 61, most recently served as Senior Vice President, Chief Marketing Officer at Hinge Health, Inc., a healthcare technology company, from January 2023 to October 2023, and as Chief Marketing Officer at Vori Health Inc., an all-inclusive healthcare provider, from November 2021 to June 2022. Ms. Conrad served as Interim Chief Marketing Officer and as a strategic advisor at NovaSignal Corp. (f/k/a Neural Analytics, Inc.), a medical technology company, from May 2020 to June 2021. Prior to that, Ms. Conrad served as a strategic advisor at Included Health, LLC (f/k/a Grand Rounds Health, Inc.), a healthcare technology company, from January 2020 to July 2021, where she previously served as Senior Vice President and Chief Marketing Officer, from 2018 to January 2020. Previously, Ms. Conrad served as Chief Marketing and Revenue Officer at Globality, Inc., a business to business services marketplace, from 2016 to 2017, and as Chief Marketing Officer-in-Residence and Managing Partner at West Venture Partners, a venture studio, from 2014 to 2015. Prior to that, Ms. Conrad had an extensive career spanning over 27 years at Intel Corporation (NASDAQ: INTC) (“Intel”), a global manufacturing and technology company, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management and business development, culminating in her role as Corporate Vice President and Chief Marketing Officer, from 2008 to 2014. Ms. Conrad served as an Executive Advisory Board Member at BioIQ, Inc., a healthcare technology company, from November 2020 until it was sold to LetsGetChecked, Inc. in April 2022. Ms. Conrad also has extensive private board service experience, having previously served on the board of directors of each the following, Samasource, Inc. (n/k/a Samasource Impact Sourcing, Inc.), a data production company for artificial intelligence and machine learning, from 2014 to June 2019, Superfly Productions, a New York based marketing and event company, from 2014 to April 2019, and ArtSpan, a nonprofit organization serving as a platform for artists, from 2014 to December 2019. Ms. Conrad served on the board of Intel Foundation, a private corporate foundation established by Intel, from 2008 to 2014. Ms. Conrad also served as an Intel Capital Board Observer at Care Innovations, an Intel and GE HealthCare Technologies Inc. (NASDAQ: GEHC) joint venture, from 2013 to 2014. Ms. Conrad served as strategic advisor to the portfolio companies of Cowboy Ventures LLC, a venture capital firm supporting seed-stage technology companies, from 2014 to July 2019, and Intel Edtech Accelerator, a partner to companies in the education industry established by Intel, from 2015 to 2017. Ms. Conrad served as an Advisory board member of the Association of National Advertisers, Inc., a trade organization that represents the advertising industry, from 2011 to 2014, and the Advertising Council, Inc., a nonprofit organization that produces public service announcements, from 2009 to 2014. We believe that Ms. Conrad’s extensive leadership experience in the global technology industry and her expertise in marketing as a result of her significant executive-level marketing roles will make her a valuable addition to the Board.

17

Thomas A. Lacey, age 65, has served on the board of directors of Kandou Bus S.A., a semiconductor company which offers differentiated and fundamental interconnect technology, since September 2022. Mr. Lacey has also served as Chairman of the board of advisors of AKHAN Technologies, Inc. (d/b/a AKHAN Semiconductor, Inc.), a semiconductor company specializing in diamond semiconductor materials and devices, since October 2023, where he also served as Chairman of the board of directors, from May 2021 to October 2023, and as Interim CEO, from September 2021 to February 2022. Prior to that, Mr. Lacey served on the board of directors of DSP Group, Inc. (formerly NASDAQ: DSPG), a global provider of wireless chipset solutions for converged communications, from 2012 until it was acquired by Synaptics Incorporated (NASDAQ: SYNA) in December 2021, and on the board of directors of Immersion Corporation (NASDAQ: IMMR), a developer and licensor of haptic technology, from 2018 to June 2019, where he also served as Interim CEO, from 2018 to January 2019. From 2013 to 2017, Mr. Lacey served as Chief Executive Officer and a director of Xperi Corporation (formerly NASDAQ: XPER) (formerly Tessera Technologies, Inc.; NASDAQ: TSRA) (“Xperi/Tessera”), a consumer and entertainment product and intellectual property licensing company, having transitioned from Interim CEO to CEO in 2013. He continued to serve as an advisor to Xperi/Tessera in 2017 following his departure as CEO and a director. Prior to Xperi/Tessera, Mr. Lacey served on the board of directors of International Rectifier Corporation (formerly NYSE: IRF), a power management technology company, from 2008 until it was acquired by Infineon Technologies AG (OTC: IFNNY) in 2015, and as Chairman of the board of directors and Chief Executive Officer of Components Direct, a provider of cloud-based product life cycle solutions, from 2011 to 2013. From 2010 to 2011, Mr. Lacey served as President, Chief Executive Officer and a director of Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a global provider of basic input-output software for personal computers. Prior to that, Mr. Lacey was Corporate Vice President and General Manager of the SunFab Thin Film Solar Products group of Applied Materials, Inc. (NASDAQ: AMAT), a supplier of equipment, services and software for the manufacture of semiconductor chips, from 2009 to 2010. Mr. Lacey previously served as President of the Components Division at Flextronics International Ltd. (n/k/a Flex Ltd.) (NASDAQ: FLEX) (“Flextronics”), a diversified manufacturing company, from 2006 to 2007. Mr. Lacey joined Flextronics in connection with the sale to Flextronics of International Display Works, Inc. (formerly NASDAQ: IDWK), a manufacturer of liquid crystal display LCD products, where Mr. Lacey had served as Chairman of the board of directors and Chief Executive Officer, from 2004 to 2006. Earlier in his career, Mr. Lacey held various management and executive positions at Intel Corporation (NASDAQ: INTC), a manufacturer of computer components and related products, including Vice President, Sales and Marketing, President of Intel Americas, and Vice President and General Manager, Flash Products. Mr. Lacey has served as Chairman of the advisory board of Prison to Employment Connection, a nonprofit organization dedicated to helping incarcerated individuals find employment upon release, since December 2020. Mr. Lacey earned his B.A. in Computer Science from the University of California, Berkeley, and M.B.A. from the Leavy School of Business at Santa Clara University. We believe that Mr. Lacey's unique experience as the former Chief Executive Officer and a director of the Company’s predecessor, together with his extensive experience serving as a senior executive and board member of numerous companies, along with his deep financial, corporate strategy and turnaround expertise will make him a valuable addition to the Board.

18

The principal business address of each of Ms. Conrad and Mr. Lacey is a personal residence which has been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

As of the date hereof, Mr. Lacey directly beneficially owns 4,208 shares of Common Stock. The securities of the Company owned by Mr. Lacey were acquired in connection with the Company’s spin-off from its predecessor.

As of the date hereof, Ms. Conrad does not beneficially own any shares of Common Stock and has not entered into any transactions in the securities of the Company during the past two years.

Each Rubric Capital Nominee may be deemed to be a member of a “group” with the other Participants (as defined below) for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,047,952 shares of Common Stock beneficially owned in the aggregate by all of the Participants. For information regarding purchases and sales of securities of the Company during the past two years by the Rubric Capital Nominees, please see Schedule I. Each Rubric Capital Nominee disclaims beneficial ownership of the shares of Common Stock that he or she does not directly own.

Each of the Rubric Capital Nominees has granted Mr. Rosen a power of attorney to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any other related transactions.

On January 22, 2024, Rubric Capital Management and Mr. Rosen (together, “Rubric”) and the Rubric Capital Nominees entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (ii) the parties agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of Rubric), (iii) each of the Rubric Capital Nominees agreed not to enter into any transactions in the securities of the Company without the prior written consent of Rubric and (iv) Rubric agreed to bear all pre-approved expenses incurred in connection with the group’s activities.

Rubric Capital believes that each Rubric Capital Nominee presently is, and if elected as a director of the Company, each of the Rubric Capital Nominees would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Rubric Capital acknowledges that no director of an NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Rubric Capital acknowledges that if any Rubric Capital Nominee is elected, the determination of such Rubric Capital Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Rubric Capital Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

19

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Rubric Capital Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Rubric Capital Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Rubric Capital Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Rubric Capital Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Rubric Capital Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Rubric Capital Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Rubric Capital Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Rubric Capital Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Rubric Capital Nominee or any of his or her associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Rubric Capital Nominee or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Rubric Capital Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Rubric Capital Nominee holds any positions or offices with the Company; (xiii) no Rubric Capital Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Rubric Capital Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Rubric Capital Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Rubric Capital Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Rubric Capital Nominee or any of such Rubric Capital Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Rubric Capital Nominee been a director of the Company, and (c) none of the Rubric Capital Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

Other than as set forth in this Proxy Statement, there are no agreements, arrangements or understandings between or among Rubric Capital and the Rubric Capital Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Rubric Capital Nominees to be named as a nominee of Rubric Master in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected. None of the Rubric Capital Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

20

We do not expect that any of the Rubric Capital Nominees will be unable to stand for election, but, in the event any Rubric Capital Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws or applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Rubric Capital Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent that is not prohibited under Xperi’s organizational documents and applicable law, if the Company increases the size of the Board above its existing size.

Rubric Capital and Xperi will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Rubric Capital Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Stockholders will have the ability to vote for up to five (5) nominees on Rubric Capital’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Rubric Capital Nominees may do so on Rubric Capital’s enclosed WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than five (5) nominees or for any combination (up to five (5) total) of the Rubric Capital Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors, to help achieve a Board composition that we believe is in the best interest of all stockholders. There is no need to use the Company’s blue universal proxy card or voting instruction form, regardless of how you wish to vote. However, Rubric Capital urges stockholders to vote using our WHITE universal proxy card “FOR” all of the Rubric Capital Nominees and “FOR” the Unopposed Company Nominees.

The Company nominees that Rubric Capital does not oppose and believes are sufficiently qualified to serve as directors with the Rubric Capital Nominees are the Unopposed Company Nominees. Certain information about the Unopposed Company Nominees is set forth in the Company’s proxy statement. Rubric Capital is not responsible for the accuracy of any information provided by or relating to Xperi or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Xperi or any other statements that Xperi or its representatives have made or may otherwise make.

IF YOU MARK FEWER THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE TWO (2) RUBRIC CAPITAL NOMINEES AND THE THREE (3) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE RUBRIC CAPITAL NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

21

PROPOSAL 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for its fiscal year ending December 31, 2024.

According to the Company’s proxy statement, the affirmative vote of the holders of a majority of the shares present virtually or represented by proxy and entitled to vote on the proposal is required to ratify the appointment of PricewaterhouseCoopers LLP. According to the Company’s proxy statement, abstentions will be counted as votes against this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

22

PROPOSAL 3(A)

AMEND ARTICLE V OF THE CHARTER TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENT FOR STOCKHOLDERS TO AMEND THE BYLAWS

As discussed in further detail in the Company’s proxy statement, the Board proposes to amend Article V of the Charter to eliminate the 66 2/3 percent supermajority vote currently required for stockholders to amend the Bylaws (the “Article V Supermajority Amendment”). Specifically, the Board proposes to replace the existing 66 2/3 percent of the outstanding voting threshold with a majority of the outstanding voting threshold. A summary of the Charter amendment and the complete text of such amendment are set forth in the Company’s proxy statement.

According to the Company’s proxy statement, if Proposal 3(a) is approved by stockholders, the Company intends to file a certificate of amendment containing the Article V Supermajority Amendment with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), at which time the Article V Supermajority Amendment would become effective. If the Article V Supermajority Amendment becomes effective, the amendment of the Bylaws by stockholders would require the affirmative vote of the majority of the outstanding voting stock of the Company. According to the Company’s proxy statement, the Bylaws also contain a requirement that a 66 2/3 percent supermajority vote is required for stockholders to amend the Bylaws. Accordingly, subject to stockholder approval of Proposal 3(a), the Board intends to approve an amendment to the Bylaws reflecting conforming changes and eliminating the supermajority voting requirements for amendments thereto.

While Rubric Capital supports this proposal and encourages stockholders to vote in favor of the Charter amendment to eliminate the 66 2/3 percent supermajority vote currently required for stockholders to amend the Bylaws, it believes that the members of the Board, particularly Nominating and Corporate Governance Committee Chair Darcy Antonellis and Chairman of the Board David C. Habiger, should be held accountable for adopting this stockholder-unfriendly provision in the first place.

According to the Company’s proxy statement, the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the Company is required to approve Proposal 3(a). According to the Company’s proxy statement, abstentions and broker non-votes will have the same effect as votes against Proposal 3(a). The approval of Proposal 3(a) is not conditioned on the approval of Proposal 3(b).

WE RECOMMEND THAT STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO AMEND ARTICLE V OF THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR STOCKHOLDERS TO AMEND THE BYLAWS AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL

23

PROPOSAL 3(B)

AMEND ARTICLE XII OF THE CHARTER TO ELIMINATE SUPERMAJORITY VOTING REQUIREMENT FOR STOCKHOLDERS TO AMEND CERTAIN PROVISIONS OF THE CHARTER

As discussed in further detail in the Company’s proxy statement, the Board proposes to amend Article XII of the Charter to eliminate the 66 2/3 percent supermajority vote currently required for stockholders to amend Articles V, VI, VIII and IX of the Charter (the “Article XII Supermajority Amendment”). Specifically, the Board proposes to replace the existing 66 2/3 percent of the outstanding voting threshold with a majority of the outstanding voting threshold. A summary of the Charter amendment and the complete text of such amendment are set forth in the Company’s proxy statement.

According to the Company’s proxy statement, if Proposal 3(b) is approved by stockholders, the Company intends to file a certificate of amendment containing the Article XII Supermajority Amendment with the Delaware Secretary of State, at which time the Article XII Supermajority Amendment would become effective. If the Article XII Supermajority Amendment becomes effective, the amendment of any provision of the Charter that would require the vote of the holders of capital stock of the Company would require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment, in accordance with Delaware law.

While Rubric Capital supports this proposal and encourages stockholders to vote in favor of the Charter amendment to eliminate the 66 2/3 percent supermajority vote currently required for stockholders to amend certain provisions of the Charter, it believes that the members of the Board, particularly Nominating and Corporate Governance Committee Chair Darcy Antonellis and Chairman of the Board David C. Habiger, should be held accountable for adopting this stockholder-unfriendly provision in the first place.

According to the Company’s proxy statement, the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote thereon is required to approve Proposal 3(b). According to the Company’s proxy statement, abstentions and broker non-votes will have the same effect as votes against Proposal 3(b). The approval of Proposal 3(b) is not conditioned on the approval of Proposal 3(a).

WE RECOMMEND THAT STOCKHOLDERS VOTE “FOR” THE COMPANY’S PROPOSAL TO AMEND ARTICLE XII OF THE CHARTER TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR STOCKHOLDERS TO AMEND CERTAIN PROVISIONS OF THE CHARTER

24

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Rubric Capital believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Rubric Capital Nominees and the Unopposed Company Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for its fiscal year ending December 31, 2024, FOR the approval of the proposal to amend Article V of the Charter to eliminate the supermajority voting requirement for stockholders to amend the Bylaws and FOR the approval of the proposal to amend Article XII of the Charter to eliminate the supermajority voting requirement for stockholders to amend certain provisions of the Charter, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

Rubric Capital and Xperi will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to five (5) nominees on Rubric Capital’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Rubric Capital Nominees may do so on Rubric Capital’s WHITE universal proxy card. There is no need to use the Company’s blue proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than five (5) nominees or for any combination (up to five (5) total) of the Rubric Capital Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the “Unopposed Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or more of the Rubric Capital Nominees to be elected to the Board.

We believe that voting on the WHITE universal proxy card provides the best opportunity for stockholders to elect all of the Rubric Capital Nominees and achieve the best Board composition overall. Rubric Capital therefore urges stockholders to use our WHITE universal proxy card to vote “FOR” the two (2) Rubric Capital Nominees and “FOR” the three (3) Unopposed Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

25

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person.

If you were a stockholder of record as of the close of business on the Record Date, you may register to attend the Annual Meeting prior to the deadline of [•], 2024 at [•] Eastern Daylight Time by going to www.cesonlineservices.com/xper24_vm and entering the control number provided on your WHITE universal proxy card.

If you do not have your WHITE universal proxy card, you may still register to attend the Annual Meeting by going to [•], but you will need to provide proof of ownership of shares of Common Stock as of the Record Date during the registration process. Such proof of ownership may include a copy of your WHITE universal proxy card received from Rubric Capital or blue universal proxy card received from the Company, or a statement showing your ownership as of the Record Date.

If you were the beneficial owner of shares (that is, you held your shares in “street name” through an intermediary such as a broker, bank, or other nominee) as of the Record Date, you may register to attend the Annual Meeting prior to the deadline of [•], 2024 at [•] Eastern Daylight Time by going to www.cesonlineservices.com/xper24_vm and providing evidence during the registration process that you beneficially owned shares of Common Stock as of the Record Date, which may consist of a copy of the voting instruction form provided by your broker, bank or other nominee, an account statement, or a letter or legal proxy from such broker, bank or other nominee. After registering, you will receive a confirmation email prior to the Annual Meeting with a link and instructions for entering the virtual Annual Meeting.

Although the meeting webcast will begin at [•] Eastern Daylight Time on [•], 2024, we encourage you to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system. Accordingly, the Annual Meeting site will first be accessible to registered stockholders beginning at [•] Eastern Daylight Time on the day of the meeting. All stockholders who register to attend the Annual Meeting will receive an email prior to the Annual Meeting containing the contact details of technical support in the event they encounter difficulties accessing the virtual meeting or during the meeting. Stockholders are encouraged to contact technical support if they encounter any technical difficulties with the meeting webcast. According to the Company’s proxy statement, in the event of any technical disruptions that prevent the chairperson of the Annual Meeting from hosting the Annual Meeting within 30 minutes of the date and time set forth above, the meeting may be adjourned or postponed in the chairperson’s discretion.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE universal proxy card in the postage-paid envelope provided, or vote via the Internet as instructed on the WHITE universal proxy card.

26

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, a quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present at the Annual Meeting online or represented by proxy. At the close of business on the Record Date, there were [•] shares outstanding and entitled to vote. Thus, the holders of [•] shares must be present virtually or represented by proxy at the Annual Meeting to have a quorum. Abstentions or withheld votes will be counted for the purpose of determining the presence or absence of a quorum.

If you are a stockholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both us and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you do not receive proxy materials from both us and the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 2 (ratification of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Election of Directors – According to the Company’s proxy statement, the Bylaws provide that, if the Board determines that the number of nominees exceeds the number of directors to be elected at the meeting (a “contested election”), whether or not the election becomes an uncontested election after such determination, each of the directors to be elected at the Annual Meeting will be elected based on the plurality of the votes cast. As a result of our nomination of the Rubric Capital Nominees to the Board, the Board has determined that the election of directors at the Annual Meeting will be considered a contested election. This means that the five (5) nominees receiving the largest number of affirmative votes will be elected. Stockholders may not cumulate votes for the election of directors. Withhold votes and any broker non-votes will be counted for purposes of determining if there is a quorum at the Annual Meeting but will not be counted as votes cast with respect to, and will have no effect on the outcome of, this proposal beyond resulting in the applicable nominee(s) receiving fewer affirmative votes cast for such nominee(s)’ election.

Ratification of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of the holders of a majority of the shares present virtually or represented by proxy and entitled to vote on the proposal is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm. Abstentions have the same effect as votes against this proposal. There are not expected to be any broker non-votes on this proposal.

Approval of Article V Supermajority Amendment ─ According to the Company’s proxy statement, the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the Company is required to approve the proposal to amend Article V of the Charter to eliminate the supermajority voting requirement for stockholders to amend the Bylaws. According to the Company’s proxy statement, abstentions and broker non-votes will have the same effect as votes against this proposal.

Approval of Article XII Supermajority Amendment ─ According to the Company’s proxy statement, the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote thereon is required to approve the proposal to amend Article XII of the Charter to eliminate the supermajority voting requirement for stockholders to amend certain provisions of the Charter. According to the Company’s proxy statement, abstentions and broker non-votes will have the same effect as votes against this proposal.

Under applicable Delaware law, appraisal rights are not applicable to the voting on any matter to be considered at the Annual Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Rubric Capital’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

27

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Rubric Capital in care of Okapi at the address set forth on the back cover of this Proxy Statement or to the Company, Attn: Corporate Secretary at 2190 Gold Street, San Jose, California 95002 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Rubric Capital in care of Okapi at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Okapi may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Rubric Capital Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE RUBRIC CAPITAL NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

28

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Rubric Capital. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Rubric Capital has entered into an agreement with Okapi for solicitation and advisory services in connection with this solicitation, for which Okapi will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Rubric Capital will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Rubric Capital has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Rubric Capital will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of Rubric Capital may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Rubric Capital Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees. It is anticipated that Okapi will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Rubric Capital. Costs of this solicitation of proxies are currently estimated to be approximately $[______] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Rubric Capital estimates that through the date hereof its expenses in connection with this solicitation are approximately $[______]. To the extent legally permissible, if Rubric Capital is successful in its proxy solicitation, Rubric Capital intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Rubric Capital does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

Rubric Master, Rubric Master GP, Rubric Capital Management, Rubric Capital GP, Mr. Rosen and the Rubric Capital Nominees are participants in this solicitation (each a “Participant” and collectively, the “Participants”).

The principal business address of Rubric Master is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The principal business address of each of Rubric Master GP, Rubric Capital Management, Rubric Capital GP and Mr. Rosen is 155 East 44th Street, Suite 1630, New York, New York 10017.

The principal business of Rubric Master is investing in securities. The principal business of Rubric Master GP is serving as the general partner of Rubric Master. The principal business of Rubric Capital Management is serving as the investment manager of Rubric Master and certain managed accounts (the “Rubric Accounts”). The principal business of Rubric Capital GP is serving as the general partner of Rubric Capital Management. Mr. Rosen is the managing member of Rubric Master GP and Rubric Capital GP, and he supervises and conducts all investment activities of Rubric Capital Management, including all investment decisions with respect to the assets of Rubric Master and the Rubric Accounts.

Rubric Master is a Cayman Islands exempted limited partnership. Each of Rubric Master GP and Rubric Capital GP is a Delaware limited liability company. Rubric Capital Management is a Delaware limited partnership. Mr. Rosen is a citizen of the United States of America.

29

As of the date hereof, Rubric Master directly beneficially owns 3,417,988 shares of Common Stock. As of the date hereof, 625,756 shares of Common Stock are held in the Rubric Accounts. Rubric Master GP, as the general partner of Rubric Master, may be deemed the beneficial owner of the 3,417,988 shares of Common Stock owned by Rubric Master. Rubric Capital Management, as the investment manager of Rubric Master and the Rubric Accounts, may be deemed the beneficial owner of the 4,043,744 shares of Common Stock owned in the aggregate by Rubric Master and held in the Rubric Accounts. Rubric Capital GP, as the general partner of Rubric Capital Management, may be deemed the beneficial owner of the 4,043,744 shares of Common Stock owned in the aggregate by Rubric Master and held in the Rubric Accounts. Mr. Rosen, as the managing member of Rubric Master GP and Rubric Capital GP, may be deemed the beneficial owner of the 4,043,744 shares of Common Stock owned in the aggregate by Rubric Master and held in the Rubric Accounts.

Rubric Master previously entered into certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC as the counterparty (the “Swap Agreements”), which provided Rubric Master with economic results that were comparable to the economic results of ownership but did not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the notional shares of Common Stock that were the subject of the Swap Agreements. As set forth on Schedule I attached hereto, Rubric Master has exited its swap position and is no longer a party to the Swap Agreements.

Each Participant may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,047,952 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of the shares of Common Stock that he, she or it does not directly own. For information regarding transactions in securities of the Company during the past two years by the Participants, please see Schedule I attached hereto. The securities of the Company owned by Rubric Master and held in the Rubric Accounts were either purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) or acquired in connection with the Company’s spin-off from its predecessor. The shares of Common Stock held by Rubric Master and in the Rubric Accounts are held in the ordinary course of business with other investment securities held by Rubric Master and in the Rubric Accounts in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to Rubric Master and Rubric Capital Management, on behalf of the Rubric Accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock owned by Rubric Master or held in the Rubric Accounts.

30

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

Rubric Capital is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Rubric Capital is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Okapi, at the address set forth on the back cover of this Proxy Statement, or call toll free at (855) 305-0856. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Rubric Capital.

This Proxy Statement is dated [_______], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

31

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholders who intend to have a proposal considered for inclusion in the Company’s proxy materials for presentation at the 2025 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing by [•], 2024 to the Company’s Corporate Secretary at 2190 Gold Street, San Jose, California 95002. Stockholders who wish to submit a proposal (including a director nomination) for presentation at the 2025 Annual Meeting that is not to be included in the Company’s proxy materials must do so by [•], 2025, but no earlier than [•], 2025; provided, however, that if next year’s annual meeting is more than 30 days before or more than 60 days after [•], 2025, such proposal must be submitted (i) not later than the 90th day prior to such annual meeting; or (ii) if later, the tenth day following the day on which public disclosure of the date of such meeting is first made. Stockholders are also advised to review the Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

In addition to satisfying the foregoing requirements under the Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no later than [•], 2025.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2025 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Rubric Capital that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

32

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Rubric Capital Nominees by marking, signing, dating and mailing the enclosed WHITE universal proxy card promptly.

Rubric Capital Master Fund LP

_________________, 2024

33

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of Transaction	Securities Acquired/(Disposed)	Date of Transaction

RUBRIC CAPITAL MASTER FUND LP

Common Stock acquired in connection with the Company’s spin-off from its predecessor	1,279,892	10/01/2022
Purchase of Common Stock	36,279	10/03/2022
Purchase of Common Stock	81,305	10/03/2022
Purchase of Common Stock	41,519	10/04/2022
Purchase of Common Stock	62,279	10/04/2022
Purchase of Common Stock	66,079	10/05/2022
Purchase of Common Stock	10,167	10/06/2022
Purchase of Common Stock	33,465	10/07/2022
Purchase of Common Stock	83,039	10/10/2022
Purchase of Common Stock	56,814	10/10/2022
Purchase of Common Stock	22,144	10/11/2022
Purchase of Common Stock	46,664	10/12/2022
Purchase of Common Stock	41,519	10/13/2022
Purchase of Common Stock	18,879	10/14/2022
Purchase of Common Stock	54,269	10/17/2022
Purchase of Common Stock	49,823	10/18/2022
Purchase of Common Stock	62,280	10/19/2022
Purchase of Common Stock	56,882	10/19/2022
Purchase of Common Stock	18,050	10/20/2022
Purchase of Common Stock	48,412	10/25/2022
Purchase of Common Stock	52,128	10/25/2022
Purchase of Common Stock	83,039	10/26/2022
Purchase of Common Stock	22,996	11/01/2022
Sale of Common Stock	(12,047)	11/01/2022
Purchase of Common Stock	24,065	11/02/2022
Purchase of Common Stock	14,456	11/02/2022
Purchase of Common Stock	131,035	11/03/2022
Purchase of Common Stock	114,901	11/04/2022
Purchase of Common Stock	12,545	11/07/2022
Purchase of Common Stock	38,381	11/08/2022
Purchase of Common Stock	10,960	11/09/2022
Purchase of Common Stock	8,261	11/09/2022
Purchase of Common Stock	17,919	11/10/2022
Purchase of Common Stock	30,544	11/11/2022
Purchase of Common Stock	4,630	11/14/2022
Purchase of Common Stock	28,911	11/15/2022
Purchase of Common Stock	29,739	11/16/2022
Purchase of Common Stock	8,261	11/17/2022
Purchase of Common Stock	31,964	11/17/2022
Purchase of Common Stock	30,152	11/18/2022
Purchase of Common Stock	15,369	11/21/2022
Purchase of Common Stock	39,416	11/21/2022
Purchase of Common Stock	34,053	11/22/2022
Purchase of Common Stock	30,847	11/23/2022
Purchase of Common Stock	3,797	11/25/2022
Purchase of Common Stock	35,618	11/28/2022
Purchase of Common Stock	12,674	11/28/2022
Purchase of Common Stock	10,655	11/28/2022
Purchase of Common Stock	58,891	11/28/2022
Purchase of Common Stock	61,955	11/29/2022
Purchase of Common Stock	19,250	11/30/2022
Purchase of Common Stock	22,574	02/01/2023
Purchase of Common Stock	28,274	02/01/2023
Purchase of Common Stock	16,871	03/01/2023
Purchase of Common Stock	19,147	03/01/2023
Purchase of Common Stock	80,213	08/10/2023
Purchase of Common Stock	21,188	08/11/2023
Purchase of Common Stock	14,523	08/14/2023
Purchase of Common Stock	608	08/24/2023
Purchase of Common Stock	848	08/25/2023
Purchase of Common Stock	12,507	08/28/2023
Purchase of Common Stock	5,631	08/29/2023
Purchase of Common Stock	1,323	08/30/2023
Purchase of Common Stock	1,865	08/31/2023
Purchase of Common Stock	19,262	09/01/2023
Purchase of Common Stock	4,687	09/05/2023
Sale of Common Stock	(75,308)	11/20/2023
Sale of Common Stock	(1,384,692)	11/20/2023
Sale of Common Stock	(280,000)	11/20/2023
Purchase of Cash-Settled Total Return Swap	1,740,000	11/20/2023
Purchase of Common Stock	100,000	12/22/2023
Sale of Cash-Settled Total Return Swap	(100,000)	12/22/2023
Purchase of Common Stock	50,000	12/26/2023
Sale of Cash-Settled Total Return Swap	(50,000)	12/26/2023
Purchase of Common Stock	33,773	12/27/2023
Sale of Cash-Settled Total Return Swap	(33,773)	12/27/2023
Purchase of Common Stock	29,679	12/28/2023
Sale of Cash-Settled Total Return Swap	(29,679)	12/28/2023
Purchase of Common Stock	38,436	12/29/2023
Sale of Cash-Settled Total Return Swap	(38,436)	12/29/2023
Sale of Common Stock	(6,658)	01/02/2024
Purchase of Common Stock	76,488	01/02/2024
Sale of Cash-Settled Total Return Swap	(76,488)	01/02/2024
Purchase of Common Stock	68,004	01/03/2024
Sale of Cash-Settled Total Return Swap	(68,004)	01/03/2024
Purchase of Common Stock	41,795	01/04/2024
Sale of Cash-Settled Total Return Swap	(41,795)	01/04/2024
Purchase of Common Stock	100,000	01/05/2024
Sale of Cash-Settled Total Return Swap	(100,000)	01/05/2024
Purchase of Common Stock	50,000	01/08/2024
Sale of Cash-Settled Total Return Swap	(50,000)	01/08/2024
Purchase of Common Stock	50,000	01/09/2024
Sale of Cash-Settled Total Return Swap	(50,000)	01/09/2024
Purchase of Common Stock	50,000	01/10/2024
Sale of Cash-Settled Total Return Swap	(50,000)	01/10/2024
Purchase of Common Stock	75,000	01/11/2024
Sale of Cash-Settled Total Return Swap	(75,000)	01/11/2024
Purchase of Common Stock	70,000	01/12/2024
Sale of Cash-Settled Total Return Swap	(70,000)	01/12/2024
Purchase of Common Stock	40,000	01/16/2024
Sale of Cash-Settled Total Return Swap	(40,000)	01/16/2024
Purchase of Common Stock	64,300	01/17/2024
Sale of Cash-Settled Total Return Swap	(64,300)	01/17/2024
Purchase of Common Stock	60,000	01/18/2024
Sale of Cash-Settled Total Return Swap	(60,000)	01/18/2024
Purchase of Common Stock	60,000	02/06/2024
Sale of Cash-Settled Total Return Swap	(60,000)	02/06/2024
Purchase of Common Stock	75,000	02/07/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/07/2024
Purchase of Common Stock	75,000	02/08/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/08/2024
Purchase of Common Stock	75,000	02/09/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/09/2024
Purchase of Common Stock	75,000	02/12/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/12/2024
Purchase of Common Stock	75,000	02/13/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/13/2024
Purchase of Common Stock	75,000	02/14/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/14/2024
Purchase of Common Stock	75,000	02/15/2024
Sale of Cash-Settled Total Return Swap	(75,000)	02/15/2024
Purchase of Common Stock	80,000	02/16/2024
Sale of Cash-Settled Total Return Swap	(80,000)	02/16/2024
Purchase of Common Stock	77,525	02/20/2024
Sale of Cash-Settled Total Return Swap	(77,525)	02/20/2024

I-1

RUBRIC CAPITAL MANAGEMENT LP

(On Behalf of the Rubric Accounts)

Common Stock acquired in connection with the Company’s spin-off from its predecessor	261,422	10/01/2022
Purchase of Common Stock	12,322	10/03/2022
Purchase of Common Stock	11,695	10/03/2022
Purchase of Common Stock	4,351	10/04/2022
Purchase of Common Stock	4,130	10/04/2022
Purchase of Common Stock	6,527	10/04/2022
Purchase of Common Stock	6,194	10/04/2022
Purchase of Common Stock	6,572	10/05/2022
Purchase of Common Stock	6,925	10/05/2022
Purchase of Common Stock	1,011	10/06/2022
Purchase of Common Stock	1,065	10/06/2022
Purchase of Common Stock	3,328	10/07/2022
Purchase of Common Stock	3,507	10/07/2022
Purchase of Common Stock	8,259	10/10/2022
Purchase of Common Stock	8,702	10/10/2022
Purchase of Common Stock	5,651	10/10/2022
Purchase of Common Stock	5,954	10/10/2022
Purchase of Common Stock	2,202	10/11/2022
Purchase of Common Stock	2,320	10/11/2022
Purchase of Common Stock	4,641	10/12/2022
Purchase of Common Stock	4,890	10/12/2022
Purchase of Common Stock	4,130	10/13/2022
Purchase of Common Stock	4,351	10/13/2022
Purchase of Common Stock	1,878	10/14/2022
Purchase of Common Stock	1,978	10/14/2022
Purchase of Common Stock	5,692	10/17/2022
Purchase of Common Stock	5,393	10/17/2022
Purchase of Common Stock	5,221	10/18/2022
Purchase of Common Stock	4,956	10/18/2022
Purchase of Common Stock	6,527	10/19/2022
Purchase of Common Stock	6,193	10/19/2022
Purchase of Common Stock	5,960	10/19/2022
Purchase of Common Stock	5,658	10/19/2022
Purchase of Common Stock	1,892	10/20/2022
Purchase of Common Stock	1,796	10/20/2022
Purchase of Common Stock	5,073	10/25/2022
Purchase of Common Stock	4,815	10/25/2022
Purchase of Common Stock	5,463	10/25/2022
Purchase of Common Stock	5,184	10/25/2022
Purchase of Common Stock	8,702	10/26/2022
Purchase of Common Stock	8,259	10/26/2022
Purchase of Common Stock	2,560	11/01/2022
Purchase of Common Stock	2,283	11/01/2022
Sale of Common Stock	(1,615)	11/01/2022
Purchase of Common Stock	1,615	11/01/2022
Purchase of Common Stock	12,047	11/01/2022
Purchase of Common Stock	2,674	11/02/2022
Purchase of Common Stock	2,393	11/02/2022
Purchase of Common Stock	1,607	11/02/2022
Purchase of Common Stock	1,437	11/02/2022
Purchase of Common Stock	14,585	11/03/2022
Purchase of Common Stock	13,009	11/03/2022
Purchase of Common Stock	12,788	11/04/2022
Purchase of Common Stock	11,407	11/04/2022
Purchase of Common Stock	1,396	11/07/2022
Purchase of Common Stock	1,246	11/07/2022
Purchase of Common Stock	4,272	11/08/2022
Purchase of Common Stock	3,810	11/08/2022
Purchase of Common Stock	1,221	11/09/2022
Purchase of Common Stock	1,089	11/09/2022
Purchase of Common Stock	919	11/09/2022
Purchase of Common Stock	820	11/09/2022
Purchase of Common Stock	1,994	11/10/2022
Purchase of Common Stock	1,779	11/10/2022
Purchase of Common Stock	3,400	11/11/2022
Purchase of Common Stock	3,032	11/11/2022
Purchase of Common Stock	515	11/14/2022
Purchase of Common Stock	459	11/14/2022
Purchase of Common Stock	3,218	11/15/2022
Purchase of Common Stock	2,871	11/15/2022
Purchase of Common Stock	3,309	11/16/2022
Purchase of Common Stock	2,952	11/16/2022
Purchase of Common Stock	919	11/17/2022
Purchase of Common Stock	820	11/17/2022
Purchase of Common Stock	3,559	11/17/2022
Purchase of Common Stock	3,174	11/17/2022
Purchase of Common Stock	3,355	11/18/2022
Purchase of Common Stock	2,993	11/18/2022
Purchase of Common Stock	1,711	11/21/2022
Purchase of Common Stock	1,526	11/21/2022
Purchase of Common Stock	4,387	11/21/2022
Purchase of Common Stock	3,913	11/21/2022
Purchase of Common Stock	3,790	11/22/2022
Purchase of Common Stock	3,381	11/22/2022
Purchase of Common Stock	3,433	11/23/2022
Purchase of Common Stock	3,062	11/23/2022
Purchase of Common Stock	423	11/25/2022
Purchase of Common Stock	377	11/25/2022
Purchase of Common Stock	3,964	11/28/2022
Purchase of Common Stock	3,536	11/28/2022
Purchase of Common Stock	1,411	11/28/2022
Purchase of Common Stock	1,258	11/28/2022
Purchase of Common Stock	1,186	11/28/2022
Purchase of Common Stock	1,058	11/28/2022
Purchase of Common Stock	6,555	11/28/2022
Purchase of Common Stock	5,848	11/28/2022
Purchase of Common Stock	6,895	11/29/2022
Purchase of Common Stock	6,150	11/29/2022
Purchase of Common Stock	2,143	11/30/2022
Purchase of Common Stock	1,911	11/30/2022
Sale of Common Stock	(22,574)	02/01/2023
Sale of Common Stock	(28,274)	02/01/2023
Sale of Common Stock	(16,871)	03/01/2023
Sale of Common Stock	(19,147)	03/01/2023
Purchase of Common Stock	7,437	08/10/2023
Purchase of Common Stock	12,350	08/10/2023
Purchase of Common Stock	1,986	08/11/2023
Purchase of Common Stock	1,826	08/11/2023
Purchase of Common Stock	1,362	08/14/2023
Purchase of Common Stock	1,253	08/14/2023
Purchase of Common Stock	57	08/24/2023
Purchase of Common Stock	52	08/24/2023
Purchase of Common Stock	79	08/25/2023
Purchase of Common Stock	73	08/25/2023
Purchase of Common Stock	1,173	08/28/2023
Purchase of Common Stock	1,078	08/28/2023
Purchase of Common Stock	528	08/29/2023
Purchase of Common Stock	486	08/29/2023
Purchase of Common Stock	125	08/30/2023
Purchase of Common Stock	114	08/30/2023
Purchase of Common Stock	174	08/31/2023
Purchase of Common Stock	161	08/31/2023
Purchase of Common Stock	5,011	09/01/2023
Purchase of Common Stock	1,172	09/01/2023
Purchase of Common Stock	444	09/05/2023
Purchase of Common Stock	404	09/05/2023
Sale of Common Stock	(11,276)	01/02/2024
Purchase of Common Stock	11,276	01/02/2024
Purchase of Common Stock	6,658	01/02/2024

I-2

THOMAS A. LACEY

Common Stock acquired in connection with the Company’s spin-off from its predecessor	4,208	10/01/2022

I-3

SCHEDULE II

The following table is reprinted from the Company’s preliminary proxy statement filed with the SEC on March 25, 2024.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 1, 2024, with respect to the beneficial ownership of shares of the Company's common stock by (i) each person or group of affiliated persons known to us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each of the directors and director nominees, (iii) each named executive officer ("NEO") for fiscal year 2023, and (iv) all of the directors and executive officers as a group. Applicable percentage ownership is based on 45,030,023 shares of our common stock outstanding as of March 1, 2024.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include (a) shares of common stock underlying options held by the person or entity that are immediately exercisable or exercisable within 60 days of March 1, 2024, and (b) shares of common stock underlying RSUs held by the person or entity that are currently vested or will vest within 60 days of March 1, 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or RSUs for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Xperi Inc., 2190 Gold Street, San Jose, California 95002.

Name of Beneficial Owner	Number of Shares	Percentage Ownership
Five Percent Stockholders
BlackRock, Inc. (1)	7,061,687	15.7%
The Vanguard Group, Inc. (2)	4,607,899	10.2%
Rubric Capital Management LP/David Rosen/Thomas Lacey (3)	4,047,952	9.0%
Neuberger Berman Group LLC (4)	3,026,375	6.7%

Directors and Named Executive Officers
Jon E. Kirchner (5)	187,931	*
Robert Andersen	74,066	*
Geir Skaaden (6)	62,233	*
Christopher Seams (7)	53,395	*
David C. Habiger (7)	47,616	*
Darcy Antonellis (7)	38,232	*
Laura J. Durr (7)	35,687	*
All directors and current executive officers as a group (9 persons) (8)	582,473	1.3%

II-1

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. BlackRock, Inc. has sole voting power as to 6,975,069 shares and sole dispositive power as to 7,061,687 shares. The shares are held by various BlackRock subsidiaries. The information in this table and footnote is based solely on information contained in Schedule 13G/A filed with the SEC on January 22, 2024 by BlackRock, Inc.
(2)	The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA, 19355. The Vanguard Group, Inc. has shared voting power as to 26,406 shares, sole dispositive power as to 4,539,051 shares and shared dispositive power as to 68,848 shares. The information in this table and footnote is based solely on information contained in Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group, Inc.
(3)	The address for Rubric Capital Management LP (“Rubric Capital Management”) is 155 East 44th St., Suite 1630, New York, NY 10017. Rubric Capital Management has shared voting and shared dispositive power as to 4,043,744 shares. David Rosen has shared voting and shared dispositive power as to 4,043,744 shares. Deborah S. Conrad owns 0 shares, and Thomas A. Lacey has sole voting power as to 4,208 shares. Rubric Capital Management is the investment adviser to certain investment funds and/or accounts (collectively, “Rubric Funds”) that hold the shares of our common stock, and David Rosen is Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital Management. Each of Rubric Capital Management, David Rosen, Deborah Conrad, and Thomas Lacey (each a "Reporting Person" and together, "Reporting Persons") may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,047,952 shares beneficially owned in the aggregate by all of the Reporting Persons. The information in this table and footnote is based solely on information contained in Schedule 13D/A filed with the SEC on February 21, 2024 by Rubric Capital and David Rosen.
(4)	The address for Neuberger Berman Group LLC is 1290 Avenue of the Americas, New York, NY 10104. Neuberger Berman Group LLC has shared voting power as to 2,155,074 shares and shared dispositive power as to 2,632,541 shares. Neuberger Investment Advisers LLC has shared voting power as to 2,117,042 shares and shared dispositive power as to 2,549,798 shares. Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. The information in this table and footnote is based solely on information contained in Schedule 13G/A filed with the SEC on February 12, 2024 by Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC.
(5)	Includes 12,607 shares issuable upon exercise of outstanding options held by Mr. Kirchner, exercisable within 60 days of March 1, 2024.
(6)	Includes 3,566 shares issuable upon exercise of outstanding options held by Mr. Skaaden, exercisable within 60 days of March 1, 2024.
(7)	For each of Ms. Antonellis, Ms. Durr, Mr. Habiger, and Mr. Seams, includes 19,978 shares subject to RSUs that will vest and settle within 60 days of March 1, 2024. For Ms. Durr, includes 1,000 shares held by the Durr Revocable Trust. For Mr. Habiger, includes 6,900 shares held by the David C. Habiger Family Trust.
(8)	Includes 16,173 shares issuable upon exercise of outstanding options held by current officers and directors as a group, exercisable within 60 days of March 1, 2024, and 79,912 shares subject to RSUs that will vest and settle within 60 days of March 1, 2024.

II-2

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Rubric Capital your proxy FOR the election of the Rubric Capital Nominees and in accordance with Rubric Capital’s recommendations on the other proposals on the agenda for the Annual Meeting by taking the following steps:

•	SIGNING the enclosed WHITE universal proxy card;
•	DATING the enclosed WHITE universal proxy card; and
•	MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your WHITE universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE universal voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi as set forth below.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Rubric Capital’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (855) 305-0856

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2024

XPERI INC.

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF RUBRIC CAPITAL MASTER FUND LP AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF XPERI INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints David Rosen, Bruce Goldfarb, Jason Alexander and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Xperi Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2024 Annual Meeting of Stockholders of the Company scheduled to be held on [______], 2024 at [_:__ [a/p].m.] Eastern Daylight Time virtually at www.cesonlineservices.com/xper24_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Rubric Capital Master Fund LP (together with the other participants in its solicitation, “Rubric Capital”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE TWO (2) RUBRIC CAPITAL NOMINEES AND “FOR” THREE (3) COMPANY NOMINEES UNOPPOSED BY RUBRIC CAPITAL IN PROPOSAL 1, “FOR” PROPOSAL 2, “FOR” PROPOSAL 3(A) AND “FOR” PROPOSAL 3(B).

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Rubric Capital’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

RUBRIC CAPITAL STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE TWO (2) RUBRIC CAPITAL NOMINEES AND “FOR” THREE (3) COMPANY NOMINEES UNOPPOSED BY RUBRIC CAPITAL, AND NOT TO VOTE “FOR” ANY OF THE REMAINING TWO (2) COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO FIVE (5) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	To elect five (5) directors to hold office until the 2025 annual meeting of stockholders, and until their respective successors shall have been duly elected and qualified.

RUBRIC CAPITAL NOMINEES	FOR	WITHHOLD
a) Deborah S. Conrad	☐	☐
b) Thomas A. Lacey	☐	☐

COMPANY NOMINEES UNOPPOSED BY RUBRIC CAPITAL	FOR	WITHHOLD
a) Laura J. Durr	☐	☐
b) Jon E. Kirchner	☐	☐
c) Christopher Seams	☐	☐

COMPANY NOMINEES OPPOSED BY RUBRIC CAPITAL	FOR	WITHHOLD
a) Darcy Antonellis	☐	☐
b) David C. Habiger	☐	☐

RUBRIC CAPITAL MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	To ratify the appointment of the Company’s independent registered public accounting firm for its fiscal year ending December 31, 2024.
☐ FOR	☐ AGAINST	☐ ABSTAIN

RUBRIC CAPITAL RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSALS 3(A) AND 3(B).

3.	Approval of two separate proposals to amend the Company’s amended and restated certificate of incorporation to:
(3A)	Eliminate supermajority voting requirement for stockholders to amend the Company’s amended and restated bylaws; and

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3B)	Eliminate supermajority voting requirement for stockholders to amend certain provisions of the Company’s amended and restated certificate of incorporation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.